 UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2021

Commission File Number: 001-38876

ATIF HOLDINGS LIMITED

Room 2803,

Dachong Business Centre, Dachong 1st Road,

Nanshan District, Shenzhen, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Material Modification to Rights of Security Holders.

On August 12, 2021, the Board of Directors of ATIF Holdings Limited (the “Company”), a company formed under the laws of the British Virgin Islands (“BVI”), approved a reverse stock split (the “Reverse Split”) of the Company’s authorized, issued and outstanding ordinary shares, par value $0.001 per share, at a ratio of 5-for-1 so that every five (5) shares currently authorized and issued is combined into one (1) share. Shareholders otherwise entitled to receive a fractional share as a result of the reverse stock split will receive a whole share in lieu of such factional share. In connection with the Reverse Split, a vote of the shareholders of the Company is not required and as such, no shareholder vote or meeting of shareholders will be held.

The Reverse Split will be effected by filing amendments to the Company’s Memorandum and Articles of Association with the Registrar of Corporate Affairs of the British Virgin Islands. The Company intends to file the amendments with the Registrar of Corporate Affairs of the British Virgin Islands on August 27, 2021 and it is anticipated that the ordinary shares will begin trading on a split-adjusted basis on the Nasdaq Capital Market when the market opens on August 30, 2021.

The Company is effecting the Reverse Split in order to maintain its listing on The Nasdaq Stock Market (“Nasdaq”). As previously disclosed, on July 26, 2021, the Company received notice from the Listing Qualifications Department of Nasdaq indicating that the Company is not in compliance with the minimum bid price requirement of US$1.00 per share under the Nasdaq Listing Rules. We believe that the proposed Reverse Split will assist the Company in regaining compliance under the Nasdaq Listing Rules.

Both before and after the Reverse Split, the Company is and will be authorized to issue 100,000,000 ordinary shares. As a result of the Reverse Split, the Company’s issued and outstanding ordinary shares will be reduced from 45,806,952 to approximately 9,161,390. The par value of the ordinary shares will be $0.005 per share.

On August 19, 2021 the Company issued a press release announcing the Reverse Stock Split. A copy of the press release is filed herewith as Exhibit 99.1.

Exhibits	Exhibit Description

99.1	Press release “ATIF Holdings Limited Announces Five for One Reverse Stock Split”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATIF Holdings Limited

	By:	/s/ Jun Liu
	Name: Title:	Jun Liu Chief Executive Officer

Dated: August 19, 2021

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